Issuer Free Writing Prospectus, dated October 2, 2013

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated October 2, 2013 and

Registration Statement No. 333-181185

Health Care REIT, Inc.

Pricing Term Sheet

Issuer:	Health Care REIT, Inc.

Title of Securities:	4.500% Notes due 2024

Principal Amount:	$400,000,000

Maturity:	January 15, 2024

Coupon:	4.500% per year, accruing from October 7, 2013

Price to Public:	98.958%, plus accrued interest, if any

Yield to Maturity:	4.626%

Benchmark Treasury:	2.500% due August 15, 2023

Spread to Benchmark Treasury:	+ 200 basis points

Benchmark Treasury Price/Yield:	98-29 / 2.626%

Interest Payment Dates:	January 15th and July 15th, commencing July 15, 2014

Make-whole call:	+30 basis points

Joint Bookrunning Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and UBS Securities LLC

Trade Date:	October 2, 2013

Settlement Date:	T+3; October 7, 2013

CUSIP / ISIN:	42217K BC9 / US42217KBC99
Anticipated Ratings*:	Baa2 / BBB / BBB

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, by phone (toll free): (800) 294-1322; J.P. Morgan Securities LLC, collect at 212-834-4533; or UBS Securities LLC, by phone (toll free): 877-827-6444, ext. 561 3884.